UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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11021589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 11 2011
DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.B. Watley Direct, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 1614

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Silvia Basilotta — 646-753-9300 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP

(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, #402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
A.B. Watley Direct, Inc.
New York, NY

We have audited the accompanying statement of financial condition of A.B. Watley Direct, Inc. (A wholly-owned subsidiary of A.B. Watley Group Inc.) as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.B. Watley Direct, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As more fully described in Note 6 to the financial statements, the company provides a substantial source of funding to its parent company, A.B. Watley Group Inc.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
February 10, 2011

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 47,045
Receivables from clearing brokers	72,035
Receivables from non customer	21,787
Receivables from parent and affiliate	2,972,832
Prepaid and other assets	33,273
TOTAL ASSETS	$3,146,972

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 107,114
STOCKHOLDER'S EQUITY:	
Common stock, $.50 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	500
Additional paid-in capital	95,468
Retained earnings	2,943,890
TOTAL STOCKHOLDERS' EQUITY	3,039,858
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,146,972

The accompanying notes are an integral part of these financial statements.